1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated August 9, 2004	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: August 9, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

TOM Online, QUALCOMM and IDG Ventures Announce Their Joint Investment

in Sichuan Great Wall Software Group

— Investment to Increase Offering of High-Quality Wireless Applications —

(BEIJING — August 9, 2004) TOM Online Inc. (HONG KONG GEM stock code: 8282, NASDAQ stock symbol: TOMO), a leading mobile internet company in China, QUALCOMM Incorporated (NASDAQ stock symbol: QCOM), pioneer and world leader of Code Division Multiple Access (CDMA) digital wireless technology; and IDG Technology Venture Investment , a US venture fund focusing on the information technology industry in China, today announced the successful closing of their joint venture in Sichuan Great Wall Software Group (Great Wall), aggregating to an amount of US $3.5 million.

Based in Chengdu, Sichuan province, Great Wall is a leading software developer and application provider for wireless phones, with experience in developing high-quality applications for QUALCOMM’s BREW® solution, location based technologies such as QUALCOMM’s gpsOne, WAP, MMS and Java. Great Wall’s highly innovative service portfolio includes City Online, a location based service that offers city maps, travel assistance for points of interest and yellow pages; Business Travel Companion, which offers an online travel package and hotel reservations using a mobile handset; and Xin Gang Dating, a wireless dating and community service. Great Wall’s leading edge development work has provided a compelling set of BREW applications for handset manufacturers such as TCL and Motorola. The upcoming deployment of gpsOne in China by QUALCOMM and China Unicom will increase the number of innovative services and benefits offered to Great Wall’s customers, enabling Great Wall to capture the opportunities that result from the deployment of next generation wireless networks.

“We are very pleased to join QUALCOMM and IDGVC in this strategic investment and our participation in Great Wall’s financing complements TOM Online’s ongoing mission to be the leading mobile Internet company in China,” said Mr. Wang Lei Lei, executive director and chief executive officer of TOM Online. “The investment in Great Wall will expand our product and service offerings by utilizing BREW and Java based applications, which can support more interactive and innovative content and products, enabling us to grow our market share while further solidifying our leadership in the wireless Internet market.”

“Great Wall is poised to lead the market in the forthcoming gpsOne solution and BREW applications,” said Jing Wang, senior vice president of QUALCOMM and chairman of Greater China. “Through our co-investment with TOM Online and IDGVC, we are pleased to collaborate with the high level of software developer talent in China, as this resource will allow Great Wall to further enhance and increase the range of BREW-based services and applications it offers its customers.”

“We are very pleased to have TOM Online, QUALCOMM and IDGVC as our investors and partners,” said Mr. Xin Liu, chief executive officer of Great Wall Software. “The investment by TOM Online and QUALCOMM will not only provide us with the capital to fund our daily operation and expand our R&D capability but also bring us an unsurpassed distribution network. The BREW solution has proven to be a key component in bringing high quality content to China.”

- ENDS -

About TOM Online

TOM Online Inc. (Hong Kong GEM: 8282, Nasdaq: TOMO) is a leading mobile Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless Internet services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

About IDG Technology Venture Investment

IDG Technology Venture Investment, LP (IDGVC) has the distinction of being the first American venture capital companies to enter the Chinese market. In addition to providing venture capital, IDGVC offers an array of value-added services and in-depth support to entrepreneurs in China’s high-tech industries. To date, IDGVC has invested more than $100 million in China’s burgeoning entrepreneurial community. One of IDGVC’s greatest strengths is its close relationship with local entrepreneurs. It has a proven track record of finding and working with individuals capable of building world-class technology companies.

About QUALCOMM Incorporated

QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on the Company’s CDMA digital technology. Headquartered in San Diego, Calif., QUALCOMM is included in the S&P 500 Index and is a 2003 FORTUNE 500® company traded on The NASDAQ Stock Market® under the ticker symbol QCOM.

Except for the historical information contained herein, this news release contains forward-looking statements that are subject to risks and uncertainties, including the Company’s ability to successfully design, develop the product discussed, the extent and speed to which such products are accepted in the market, change in economic conditions of the various markets the Company serves, as well as the other risks detailed from time to time in the Company’s SEC reports, including the report on Form 10-K for the year ended September 28, 2003, and most recent Form 10-Q.

QUALCOMM is a registered trademark of QUALCOMM Incorporated. BREW is a trademark of QUALCOMM Incorporated. CDMA2000 is a registered trademark of the Telecommunications Industry Association (TIA USA). All other trademarks are the property of their respective owners.

SAFE HARBOUR STATEMENT

This news release contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of TOM Online, QUALCOMM or IDG (collectively, the “Companies”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the ability of the Companies to successfully design and develop the products discussed, the extent to which such products may be accepted in the market, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Companies’ ability to successfully execute their business strategies. Such forward-looking statements reflect the current views of the Companies with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.

Media Contacts:

TOM Online Ms. Jenny Hu Senior Manager Corporate Communications Tel: +8610-6528-3399 ext 6765 Mobile: 008613910039141 huying@bj.tom.com	TOM Online Ms. Joanna Wu Marketing & PR Manager Corporate Communications Tel: +86 20-87324770 Mobile: 0085261993036 wuqianhua@gz.tom.com	Weber Shandwick Mr. Wayne Fong Senior Consultant Tel: +852-25339914 Mobile: +852-91590006 wfong@webershandwick.com

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